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                                   Filed by Perrigo Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Agis Industries (1983) Ltd.

On November 15, 2004, Perrigo Company issued a press release announcing that Perrigo and Agis Industries (1983) Ltd. had entered into an Agreement and Plan of Merger. The text of the press release follows.

FOR IMMEDIATE RELEASE


(PERRIGO LOGO)

              PERRIGO COMPANY TO ACQUIRE AGIS INDUSTRIES, CREATING
                    A LEADING DIVERSIFIED HEALTHCARE COMPANY

   $818 MILLION TRANSACTION TO CREATE GLOBAL PROVIDER OF GENERIC PRESCRIPTION DRUGS, ACTIVE PHARMACEUTICAL INGREDIENTS AND CONSUMER HEALTHCARE PRODUCTS

ALLEGAN, Mich. - November 15, 2004 - Perrigo Company (Nasdaq: PRGO), the world's largest manufacturer of store brand over-the-counter ("OTC") pharmaceutical and nutritional products, and Agis Industries (1983) Ltd. (Tel Aviv: AGIS), a developer and manufacturer of specialized generic pharmaceuticals and active pharmaceutical ingredients ("API"), today announced that they have signed a definitive merger agreement to create a leading diversified healthcare company. Agis is the second-largest pharmaceutical company in Israel. The combined entity will be called Perrigo Company.

Under the terms of the agreement, unanimously approved by all voting members of both boards of directors, Agis' stockholders will receive 0.8011 shares of Perrigo stock and $14.93 in cash for each ordinary share of Agis they own. Based on the closing price of Perrigo's stock on November 12, 2004, the offer represents a total transaction value of $818 million or $29.87 per Agis share, a
21.4 percent premium to Agis' closing price on November 14, 20041. The total consideration will be approximately 21.9 million shares of Perrigo stock and $409 million in cash.

Upon completion of the transaction, Perrigo's stockholders will own approximately 77.0 percent of the combined company and Agis' stockholders will own approximately 23.0 percent.

For the 12 months ended Sept 30, 2004, the combined company would have had $1.3 billion in revenues. The combined company will have nearly 6,000 employees with significant operations in the U.S., Israel, Europe, and Mexico, and will be headquartered in Allegan, Michigan.

STRATEGIC BENEFITS

----------

(1) All Agis stock price and financial information converted to US$ at an exchange rate of US$1.00:NIS4.429 (Source: Bank of Israel)

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The combination of Perrigo and Agis provides numerous strategic and financial benefits, including:

    - a global company with a track record of sales and earnings growth, with broader capabilities to grow in the global generic pharmaceutical, API and consumer healthcare markets;

    - a platform for growth in generic pharmaceuticals through Agis' position in topical generics;

    - an established position in API, which has become increasingly important to generic pharmaceutical manufacturers;

    - an enhanced market-leading store brand OTC portfolio, with significant opportunity to leverage Agis' OTC products through Perrigo's infrastructure;

    -    a highly experienced, global management team; and

    -    synergies in the generic pharmaceutical and OTC businesses.

"This is the right transaction at the right time. We now have the platform to fully launch our generic strategy," said Dave Gibbons, Perrigo chairman, president and chief executive officer. "Perrigo and Agis have consistently grown earnings and value for shareholders. We are pleased with this combination of two great companies, which brings us talent, technology and exciting new opportunities. With its prescription generic drugs, active pharmaceutical ingredients and over-the-counter pharmaceutical businesses, Agis is the perfect partner to facilitate growth in the global pharmaceutical marketplace. Adding its products, pipeline and proprietary technologies to our consumer healthcare business and broad customer base provides us the opportunity to accelerate growth. We look forward to working with Mori Arkin and his colleagues.

"We have been looking for this kind of opportunity for some time and we are delighted to have found it," Mr. Gibbons concluded.

Mori Arkin, Agis chairman, said, "Our two organizations share a rich heritage of commitment to quality and commitment to our customers and employees. The combination with Perrigo will provide us greater growth in generics and active pharmaceutical ingredients and allow us to leverage Perrigo's capabilities to grow our over-the-counter franchise. I strongly believe the merger is in the best interests of our stockholders."

Following the completion of the acquisition, Perrigo expects the transaction to be neutral to fiscal year ending June 2006 EPS, excluding synergies and one-time transaction-related costs. The transaction is expected to be accretive in fiscal year 2007 and beyond, before the effect of any transaction-related synergies. The cash portion of the acquisition will be financed through a combination of Perrigo's cash on hand and bank debt. The transaction is expected to close during the second calendar quarter of 2005.

Mr. Arkin has entered into an employment agreement to remain with Perrigo. Following completion of the transaction, Mr. Arkin will be named vice chairman of the Board of Directors of Perrigo, and will have the right to nominate one additional person to Perrigo's

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Board. In addition, upon the next board vacancy, Mr. Arkin will have the right to nominate the replacement director.

The transaction requires the approval of the stockholders of both Perrigo and Agis, and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvement Act, as well as other customary regulatory approvals and closing conditions. Mr. Arkin, who owns approximately 45.7% of Agis' outstanding ordinary shares, has agreed to vote those shares in favor of the transaction.


Goldman, Sachs & Co. acted as financial advisor to Perrigo, and Morgan, Lewis & Bockius LLP provided legal counsel. Merrill Lynch & Co. and Leumi & Co. acted as financial advisors to Agis, and Skadden, Arps, Slate, Meagher & Flom LLP and Rosenbarg, Hacohen, Goddard & Ephrat provided legal counsel.

CONFERENCE CALL INFORMATION

Perrigo and Agis will host a conference call and live webcast on Monday, November 15 at 9:00am EST (4:00pm Israel time). Management will be available to discuss the acquisition and answer questions. The dial-in number for the call is 800-811-0667 for US callers and 913-981-4901 for non-US callers. The confirmation code for the call is 993665. Access to the live webcast can be made via the Company's website at www.perrigo.com. A replay of the conference call will be available one hour after the call until close of business, November 19, 2004. The dial-in number for the replay is 888-203-1112 for US callers and 719-457-0820 for non-US callers. The access number is 993665.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

Perrigo intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus of Perrigo and other relevant materials in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of Perrigo. Investors and security holders of Perrigo are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Agis, Perrigo and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Perrigo with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by Perrigo at www.perrigo.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Perrigo and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Agis and Perrigo in favor of the proposed transaction. Information about the directors and executive officers of Perrigo and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.

Agis and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Perrigo and Agis in favor of the proposed transaction. Information about the directors and executive officers of Agis and

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their respective interests in the proposed transaction will be available in the proxy statement/prospectus.

ABOUT PERRIGO

Perrigo Company (www.perrigo.com), based in Allegan, Michigan is a leading manufacturer of consumer healthcare products and is the world's largest manufacturer of OTC pharmaceuticals and nutritional products sold by food, drug, and mass merchandise chains under their own labels. The Company operates manufacturing and logistics facilities in the United States, United Kingdom and Mexico and had net sales of $898 million, and net income of $81 million for the fiscal year ended June 26, 2004.

ABOUT AGIS

Agis Industries (1983) Ltd., headquartered in B'nei Brak, Israel, develops, manufactures and markets pharmaceuticals, active pharmaceutical ingredients, novel dermatological products and consumer products. Agis is the second largest pharmaceutical company in Israel. The Company manufactures in Israel, the United States and Germany and had net sales of U.S. $376 million, and net income of US $31.3 million for the fiscal year ended December 31, 2003.

FORWARD LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology. Please see the "Cautionary Note Regarding Forward-Looking Statements" on pages 27 - 33 of the Company's Form 10-K for the year ended June 26, 2004 for a discussion of certain important factors that relate to forward-looking statements contained in this press release. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT
       Perrigo
       Name: Ernest J. Schenk
       Perrigo Company
       Phone: (269) 673-9212
       E-mail: eschenk@perrigo.com

       Media
       Name: Rhonda Barnat / Mike Pascale
       Abernathy MacGregor Group
       Phone: (212) 371-5999
       E-mail: rb@abmac.com / mmp@abmac.com

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